SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

02 DEC 17 AM 11:45

[redacted]

02060673

December 12, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

Daniel Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7721
Fax) 82-2-727-7427
Email) miknad@samsung.co.kr

dlw 12/26

December 12, 2002

Samsung Electronics Develops Industry First Real 260K Color 1-Chip TFT-LCD Driver IC Solution for Wireless Multimedia Data Services

Seoul, Korea – Dec. 12, 2002 : Samsung Electronics Co., Ltd., a leader in System-On-Chip technology today announced the development of a new TFT LCD Driver IC. The new device features an industry first 260K real color depth and a one-chip design for small form factor and quality color shade requirements for wireless multimedia applications.

Samsung's real 260K color one-chip TFT-LCD Driver IC has a 132RGB x 176 resolution. The enhanced color shade is coupled with a 418K-bit graphic memory that facilitates an efficient, high-speed video imaging for VOD, video conferencing and camera phones. Current 260K color one-chip TFT LCD Driver IC utilizes dithering technology, which levels down the quality of 260K color depth. Samsung's new device realizes real 260K color display through its high density memory. The transition to color handsets and the increase of mobile multimedia applications are driving the demand for color LCD drivers.

The new TFT LCD driver integrates the Gate and Source drivers with the Power IC in a single chip enabling system makers to introduce more compact designs. The low voltage operation of 1.8-Volts and power-saving mode contributes to a longer battery life, which is critical for mobile applications.

Samsung targets mass-production for the 260K color one-chip TFT LCD Driver IC in March 2003 to meet the demands for color screens in the global mobile handset. Samsung forecasts a dynamic growth in global demand for handsets operating on color-STN LCD and TFT LCD driver ICs to reach 110 million units, 48 percent of worldwide handheld phones in 2003.

Furthermore, Samsung's diverse product portfolio supports monochrome and color STN LCD Drivers as well. The company has recently introduced an advanced one-chip solution featuring a multi-line selection for high-speed image display. The 4K/65K color STN drivers are available

now in mass production.

The Display Driver IC business at Samsung Electronics marks substantial growth this year. Samsung expects to achieve the leading position in the global Display Driver IC market with 24 percent market share in 2002. Samsung expects the global Display Driver IC market to reach 2.7billionUS$ in 2002 and expand to 4.1billionUS$ by 2005.

About Samsung Electronics

Samsung Electronics Co. Ltd. is a global leader in semiconductor, telecommunication, and digital convergence technology. Samsung Electronics employs approximately 64,000 people in 89 offices in 47 countries. Samsung Electronics is the world's largest producer of memory chips, Smart Card Chips, Display Driver ICs, TFT-LCDs, CDMA mobile phones, monitors and VCRs. Samsung Electronics consists of four main business units: Digital Media Network, Device Solution Network, Telecommunication Network and Digital Appliance Network Businesses. For more information, please visit the web site, http://samsungelectronics.com

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